Exhibit 99.1

Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2021 and 2020 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2021	2020
	Notes	$	$
Revenues		102,921	70,711
Cost of revenues		74,581	50,308
Gross margin		28,340	20,403

Operating expenses
Selling, general and administrative expenses	10	22,747	19,416
Business acquisition and integration costs		3,943	913
Depreciation	10	1,553	882
Amortization of intangibles	5	3,380	3,654
Foreign exchange loss		68	8
		31,691	24,873
Operating loss		(3,351)	(4,470)
Financial expenses	11	949	728
Loss before income taxes		(4,300)	(5,198)
Income tax expense (recovery)
Current		(48)	789
Deferred		(2,220)	(1,458)
		(2,268)	(669)
Net loss		(2,032)	(4,529)
Basic and diluted loss per share	9	(0.02)	(0.08)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2021	2021
	Notes	$	$
Assets
Current assets
Cash		10,653	6,903
Accounts receivable and other receivables		81,114	69,363
Income taxes receivable		—	642
Unbilled revenue		19,710	9,924
Tax credits receivable		4,805	4,936
Prepaids		3,227	3,923
		119,509	95,691
Non-current assets
Restricted cash		3,238	3,233
Tax credits receivable		12,915	7,809
Property and equipment		10,206	8,449
Right-of-use assets	4	14,542	11,118
Intangibles	5	85,633	36,590
Deferred tax assets		6,595	7,465
Goodwill	6	113,025	72,906
		365,663	243,261

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		75,683	51,571
Deferred revenue		10,167	10,288
Income taxes payable		487	—
Current portion of lease liabilities	4	2,715	1,923
Current portion of long-term debt	7	51,733	35,134
		140,785	98,916
Non-current liabilities
Long-term debt	7	10,617	19,817
Lease liabilities	4	16,464	13,536
Deferred tax liabilities		10,933	2,980
		178,799	135,249
Shareholders' equity
Share capital	8	278,122	197,537
Deficit		(98,222)	(96,190)
Accumulated other comprehensive (loss) income		(1,126)	(508)
Contributed surplus		8,090	7,173
		186,864	108,012
		365,663	243,261

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(2,032)	—	—	(2,032)
Other comprehensive loss		—	—	—	(618)	—	(618)
Total comprehensive loss		—	—	(2,032)	(618)	—	(2,650)
Share-based compensation		—	—	—	—	439	439
Share-based compensation on shares vested during the period, issued on business acquisitions		—	—	—	—	478	478
Acquisition of R3D Consulting Inc.	8	25,182,676	80,585	—	—	—	80,585
Total contributions by, and distributions to, shareholders		25,182,676	80,585	—	—	917	81,502
Balance as at June 30, 2021		83,878,114	278,122	(98,222)	(1,126)	8,090	186,864

Balance as at March 31, 2020		58,073,517	195,335	(78,780)	6,123	4,691	127,369
Net loss		—	—	(4,529)	—	—	(4,529)
Other comprehensive loss		—	—	—	(2,328)	—	(2,328)
Total comprehensive loss		—	—	(4,529)	(2,328)	—	(6,857)
Share-based compensation		—	—	—	—	319	319
Share-based compensation on shares vested during the period, issued on business acquisitions		—	—	—	—	1,246	1,246
Issuance of Subordinate Voting Shares from settlement of DSUs		7,718	32	—	—	(32)	—
Total contributions by, and distributions to, shareholders		7,718	32	—	—	1,533	1,565
Balance as at June 30, 2020		58,081,235	195,367	(83,309)	3,795	6,224	122,077

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 5

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2021	2020
	$	$
Net loss	(2,032)	(4,529)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries	(618)	(2,328)
	(618)	(2,328)
Comprehensive loss	(2,650)	(6,857)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 6

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2021	2020
	Notes	$	$
Operating activities
Net loss		(2,032)	(4,529)
Items not affecting cash
Depreciation and amortization		4,933	4,536
Amortization of finance costs	11	63	53
Share-based compensation		917	1,565
Unrealized foreign exchange gain		(2)	(332)
Foreign exchange loss (gain) on repayment of long-term debt		3	(197)
Forgiveness of PPP loan	7	(5,868)	—
Interest accretion on balances of purchase payable	11	207	210
Loss on disposal of property and equipment		—	147
Other		—	(122)
Deferred taxes		(2,220)	(1,458)
Changes in non-cash working capital items	12	4,525	7,490
		2,558	11,892
Net cash from operating activities		526	7,363

Investing activities
Additions to property and equipment		(341)	(607)
Additions to intangibles		—	(2)
Restricted cash		(5)	(1,006)
Business acquisition, net of cash acquired	3	(401)	—
Net cash used in investing activities		(747)	(1,615)

Financing activities
Increase in long-term debt, net of related transaction costs		27,535	17,741
Repayment of long-term debt		(23,080)	(18,569)
Repayment of lease liabilities		(462)	(288)
Lease incentives		—	917
Net cash from (used) in financing activities		3,993	(199)

Effect of exchange rate changes		(22)	(82)
Net change in cash		3,750	5,467
Cash, beginning of period		6,903	8,810
Cash, end of period		10,653	14,277
Cash paid (included in cash flow (used in) from operating activities)
Interest paid		660	460
Income taxes paid (recovered)		(902)	2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies,enterprise cloud solutions, application services, and data and analytics. The Group deploys leading-edge solutions, services, and skill to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trades on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2021, except for changes as detailed below.
The accounting policies have been applied consistently by all Alithya entities.
BASIS OF PREPARATION
Statement of Compliance
The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2021.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 11, 2021.
Basis of Measurement and Comparative Figures
The interim condensed consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, which are measured at fair value.
Certain figures have been reclassified to conform to the current year presentation.
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives, as follows:

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

	Method	Period
Customer relationships	Straight line	3 - 10 years or over the term of the underlying contract
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company and its subsidiaries. Under this plan, the Group matches the contributions made by employees up to a maximum percentage of the employee's salary. The Group’s contributions to the plan are recognized in salaries within cost of revenues and selling, general and administrative.
Long-term incentive plan
The Company operates a long-term incentive plan for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) awards. The Board, at its discretion, may elect to settle the RSUs and PSUs in the form of a cash payment. The Company accounts for the RSUs and PSUs as equity-settled awards as management intends to settle these awards through the issuance of capital stock.
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the stock options.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to capital stock.
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
The judgments, estimates and assumptions applied in the interim condensed consolidated financial statements including key sources of estimation uncertainty, were the same as those applied in the Group's last annual audited consolidated financial statements for the year ended March 31, 2021.
Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its interim condensed consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets. The estimates, judgments and assumptions used were the same as those applied in the Group's last annual audited financial statements for the year ended March 31, 2021.
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
New Standards and Interpretations Issued but Not Yet Effective
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, subject to customary post-closing purchase price adjustments, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date. The accounting for this acquisition and the purchase price allocation have not yet been finalized.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the R3D Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the R3D Acquisition, the fair value will then be revised. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the three months ended June 30, 2021, the Company incurred acquisition-related costs of approximately $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition and integration costs.

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc.	$
Current assets
Cash	577
Accounts receivable and other receivables	10,165
Unbilled revenue	7,169
Prepaids	91
18,002
Non-current assets
Tax credits receivable	3,234
Property and equipment	2,207
Right-of-use assets	4,212
Intangibles	52,777
Deferred tax assets	763
Goodwill	40,627
Total assets acquired	121,822

Current liabilities
Accounts payable and accrued liabilities	15,070
Income taxes payable	155
Deferred revenue	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,829
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,810
Total liabilities assumed	40,259

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc.	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Alithya IT 's contribution to the Group results
The Alithya IT business contributed revenues of approximately $19,993,000 and a loss before income taxes of $1,709,000, including amortization of intangibles and integration costs of $951,000 and $1,792,000, respectively, to the Group. These amounts have been calculated using Alithya IT's results and adjusting for:
•differences in accounting policies between the Group and Alithya IT; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2021.
4. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	June 30, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	11,118	11,492
Additions	4,212	2,611
Depreciation	(764)	(1,906)
Reassessment	—	(830)
Lease inducement allowance	3	28
Exchange rate effect	(27)	(277)
Ending balance	14,542	11,118

Lease liabilities

As at	June 30, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	15,459	13,232
Additions	4,212	2,611
Lease payments	(639)	(1,992)
Lease incentives	—	2,243
Lease interest	177	595
Reassessment	—	(830)
Concession	—	(110)
Exchange rate effect	(30)	(290)
Ending balance	19,179	15,459
Current portion	2,715	1,923
	16,464	13,536

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LEASES (CONT'D)
Contractual lease payments under the lease liabilities as at June 30, 2021 are as follows:

As at	June 30, 2021
$
Less than one year	3,366
One to two years	3,292
Two to five years	9,469
More than five years	5,627
Total undiscounted lease payments at period end	21,754

Amounts recognized in net loss

	For the three months ended June 30,
As at	2021	2020
	$	$
Interest on lease liabilities	177	135
Variable lease payments	844	791
	1,021	926

Total cash outflow for leases for the three months ended June 30, 2021 was $1,483,000 and $1,214,000 for the three months ended June 30, 2020, respectively.
5. INTANGIBLES

As at	June 30, 2021				March 31, 2021
	Customer relationships	Software	Non-compete agreements	Total	Customer relationships	Software	Non- compete agreements	Total
	$	$	$	$	$	$	$	$
Cost	67,720	4,334	6,902	78,956	73,722	4,377	7,530	85,629
Additions, purchased	—	—	—	—	—	7	—	7
Additions through business acquisition	52,777	—	—	52,777	—	—	—	—
Additions, internally generated	—	—	—	—	—	159	—	159
Disposals / retirements	—	—	—	—	(2,933)	(29)	(237)	(3,199)
Foreign currency translation adjustment	(309)	(8)	(37)	(354)	(3,069)	(180)	(391)	(3,640)
Subtotal	120,188	4,326	6,865	131,379	67,720	4,334	6,902	78,956
Accumulated amortization	38,033	2,471	1,862	42,366	31,970	1,242	613	33,825
Amortization	2,808	237	335	3,380	8,996	1,258	1,485	11,739
Disposals / retirements	—	—	—	—	(2,933)	(29)	(236)	(3,198)
Subtotal	40,841	2,708	2,197	45,746	38,033	2,471	1,862	42,366
Net carrying amount	79,347	1,618	4,668	85,633	29,687	1,863	5,040	36,590

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. GOODWILL

As at	June 30, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance	26,950	7,694	137	8,915	29,210	72,906
Business acquisition (note 3)	40,627	—	—	—	—	40,627
Foreign currency translation adjustment	—	—	(1)	(118)	(389)	(508)
Net carrying amount	67,577	7,694	136	8,797	28,821	113,025

As at	March 31, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance	26,950	7,694	150	10,012	32,802	77,608
Foreign currency translation adjustment	—	—	(13)	(1,097)	(3,592)	(4,702)
Net carrying amount	26,950	7,694	137	8,915	29,210	72,906

7. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	June 30,	March 31,
	2021	2021
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	44,349	31,023
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8 % effective interest rate) payable April 3, 2022	3,016	2,988
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0 % effective interest rate), payable on October 1, 2022	1,674	1,649
Balance of purchase payable with a nominal value of $8,465,750 (US$6,825,000), non-interest bearing (6.0 % effective interest rate), payable on December 13, 2022	7,779	7,770
Balance of purchase payable with a nominal value of $3,258,750, non-interest bearing (5.7 % effective interest rate) payable on February 1, 2022	3,155	3,112
Unsecured promissory notes (US$ nil; March 31, 2021 US$4,800,000) (b)	—	6,034
Deferral of employment tax payments (US$1,877,873) (c)	2,329	2,361
Other	184	213
Unamortized transaction costs (net of accumulated amortization of $539,617 and $476,685)	(136)	(199)
	62,350	54,951
Current portion of long-term debt	51,733	35,134
	10,617	19,817

(a) The Credit Facility is available to a maximum amount of $60,000,000, which was increased until September 30, 2021 to $70,000,000, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT (CONT'D)
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advances and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
The Group was in compliance with all of its financial covenants as at June 30, 2021 and March 31, 2021.
(b) As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($7,932,000). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item. Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.
During the three months ended June 30, 2021 and 2020, the Group recognized an aggregate amount of $5,868,000 (US$4,800,000) and nil, respectively, as government assistance for the last two remaining PPP loans. On June 15, 2021, the Group received confirmation of full loan forgiveness by the SBA of one of the subsidiary loans, and believes it has reasonable assurance for recognizing forgiveness on the last remaining PPP loan, as evidenced by the reception of four full loan forgiveness decisions, out of five PPP loans obtained in May 2020. The amount was included against the net loss for the period ended June 30, 2021.
(c) The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Business acquisition of R3D (note 3)	25,182,676	80,585	—	—
As at June 30, 2021	76,556,498	274,137	7,321,616	3,985

During the three months ended June 30, 2021, the following transaction occurred:
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued in consideration of the acquisition.
Share purchase plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, DSUs, RSUs, PSUs and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares. At the Board's discretion, the RSUs and PSUs may be settled, in whole or in part, in cash.
Stock options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Class B multiple voting shares (the "Multiple Voting Shares") issued and outstanding from time to time.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2021	3,525,181	3.37
Granted	1,073,302	3.23
Forfeited	(72,500)	3.10
Ending balance as at June 30, 2021	4,525,983	3.28
Exercisable at period end	1,722,944	2.69

Included in the 1,722,944 of stock options exercisable as at June 30, 2021, 810,528 stock options are available to purchase Multiple Voting Shares.
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares at a grant price of $3.23 and US$2.66, respectively.
DSUs
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be on the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than on the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning DSU activity for the period:

	Number of DSUs	Weighted average grant date fair value
		$
Beginning balance as at April 1, 2021	330,246	2.97
Granted	46,310	3.39
Ending balance as at June 30, 2021	376,556	3.02

On June 30, 2021, 46,310 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.39, per DSU, for an aggregate fair value of $156,991. The amounts have been recorded in share-based compensation expense.
RSUs
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSUs shall generally vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant. The June 23, 2020 grants vested on the first anniversary date of the date of grant.
As at June 30, 2021, 181,498 fully vested RSUs, in aggregate, are outstanding with a grant date fair value of $2.26.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
PSUs
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSU grant, including the performance goals, shall be determined by the Board. The PSUs shall be settled on the date as set out in the applicable award agreement between the participant and the Company. The Board, at its discretion, may elect to settle the PSUs in the form of a cash payment.
On June 14, 2021, the Board approved the issuance of 332,263 PSUs, in aggregate, vesting three years from the date of grant. However, the determination as to whether the performance goals related to each PSU grant are satisfied will take place in May or June of that third year subject to the terms set out in the award agreement.
Share-Based Compensation
The number of Alithya stock options granted to employees during the three months ended June 30, 2021 and 2020, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	June 30,
	2021	2020
Compensation expense related to the options granted	19	4
Number of stock options granted	1,073,302	755,000
Weighted average fair value of options granted	$1.20	$0.81
Aggregate fair value of options granted	1,290	609
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility*	34.7%	35.0%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
9. EARNINGS PER SHARE

	For the three months ended June 30,
	2021	2020
	$	$
Net loss	(2,032)	(4,529)

Weighted average number of common shares outstanding	83,878,114	58,078,691
Basic and diluted loss per share	(0.02)	(0.08)

The stock options mentioned in Note 8 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended June 30,
	2021	2020
	$	$
Employee compensation costs	62,367	51,556
Government assistance
- tax credits (a)	(2,125)	(1,464)
- grants and loan forgiveness (b)	(6,088)	(1,398)
Selling expenses (c)	11,264	11,190
General and administrative expenses (c)	11,483	8,226
Depreciation of property and equipment	789	370
Depreciation of right-of-use assets	764	512

(a) Included in cost of sales.
(b) $4,764,000 and $1,324,000 (2020 - $1,308,000 and $90,000) are included in cost of sales and selling, general and administrative expenses, respectively.
(c) Including related employee compensation costs.

11. FINANCIAL EXPENSES
The following table summarizes financial expenses:

	For the three months ended June 30,
	2021	2020
	$	$
Interest on long-term debt	479	310
Interest and financing charges	75	25
Interest on lease liabilities	177	135
Amortization of finance costs	63	53
Interest accretion on balances of purchase payable	207	210
Interest income	(52)	(5)
	949	728

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows:

	For the three months ended June 30,
	2021	2020
	$	$
Accounts receivable and other receivables	(1,916)	7,613
Income taxes receivable	642	597
Unbilled revenue	(2,660)	(2,545)
Tax credits receivable	(1,747)	2,484
Prepaids	754	(133)
Accounts payable and accrued liabilities	9,261	119
Income taxes payable	332	—
Deferred revenue	(141)	(645)
	4,525	7,490

13. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has examined its activities and has determined, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.
Revenues by geographic location
The following table presents total external revenues by geographic location:

	For the three months ended June 30,
	2021		2020
	$	%	$	%
Canada	68,234	66.3	38,370	54.2
U.S.	31,434	30.5	30,302	42.9
Europe	3,253	3.2	2,039	2.9
	102,921	100.0	70,711	100.0

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	June 30,		March 31,
	2021		2021
	$	%	$	%
Canada	159,337	71.3	62,172	48.2
U.S.	63,004	28.2	65,784	51.0
Europe	1,065	0.5	1,107	0.8
	223,406	100.0	129,063	100.0

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2021 and 2020	| 21